SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

information to be included in statements filed pursuant
to rules 13d-1(a) and amendments thereto filed
pursuant to rule 13d-2(a)1

CLS Holdings USA, Inc.
(Name of Issuer) Common Stock, $0.0001 par value per share
(Title of Class of Securities) 12565J308
(CUSIP Number) Navy Capital Green Management, LLC 28 Reichert Circle Westport, CT 06880
(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications) September 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

1            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 12565J308	13D/A	Page 2 of 15 Pages

1.		names of reporting person i.r.s. identification no. of above persons (entities only) Navy Capital Green Management, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 30,566,518
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 30,566,518
11.		aggregate amount beneficially owned by each reporting person 30,566,518
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 51.65%
14.		type of reporting person* IA

CUSIP No. 12565J308	13D/A	Page 3 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Management Partners, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization New York, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 7,785,654
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 7,785,654
11.		aggregate amount beneficially owned by each reporting person 7,785,654
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.16%
14.		type of reporting person* OO

CUSIP No. 12565J308	13D/A	Page 4 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Fund, LP
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 7,785,654
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 7,785,654
11.		aggregate amount beneficially owned by each reporting person 7,785,654
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 13.16%
14.		type of reporting person* PN

CUSIP No. 12565J308	13D/A	Page 5 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Co-Invest Fund, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds WC
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 22,780,864
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 22,780,864
11.		aggregate amount beneficially owned by each reporting person 22,780,864
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 38.49%
14.		type of reporting person* OO

CUSIP No. 12565J308	13D/A	Page 6 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Navy Capital Green Co-Invest Partners, LLC
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds AF
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization Delaware, United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 22,780,864
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 22,780,864
11.		aggregate amount beneficially owned by each reporting person 22,780,864
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 38.49%
14.		type of reporting person* OO

CUSIP No. 12565J308	13D/A	Page 7 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) John Kaden
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 30,566,518
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 30,566,518
11.		aggregate amount beneficially owned by each reporting person 30,566,518
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 51.65%
14.		type of reporting person* IN

CUSIP No. 12565J308	13D/A	Page 8 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Sean Stiefel
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 30,566,518
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 30,566,518
11.		aggregate amount beneficially owned by each reporting person 30,566,518
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 51.65%
14.		type of reporting person* IN

CUSIP No. 12565J308	13D/A	Page 9 of 15 Pages

1.		names of reporting persons i.r.s. identification no. of above persons (entities only) Chetan Gulati
2.	check the appropriate box if a group*	(a) ☒ (b) ☐
3.		sec use only
4.		sources of funds OO
5.	check box if disclosure of legal proceedings is required pursuant to item 2(d) or 2(e)	☐
6.		citizenship or place of organization United States of America
number of shares	7.	sole voting power 0
beneficially owned by	8.	shared voting power 30,566,518
each reporting	9.	sole dispositive power 0
person with	10.	shared dispositive power 30,566,518
11.		aggregate amount beneficially owned by each reporting person 30,566,518
12.	check box if the aggregate amount in row (11) excludes certain shares *	☐
13.		percent of class represented by amount in row 11 51.65%
14.		type of reporting person* IN

CUSIP No. 12565J308	13D/A	Page 10 of 15 Pages

ITEM 1 Security and Issuer

This Schedule 13D/A relates to the common stock, par value $0.0001 (the “Common Stock”), of CLS Holdings USA, Inc. (the “Issuer”) and amends and supplements the Schedule 13D dated February 8, 2019, as amended by Amendment No. 1 to Schedule 13D filed May 28, 2021 and Amendment No. 2 to Schedule 13D filed August 9, 2021, as specifically set forth herein. The address of the principal executive offices of the Issuer is 11767 South Dixie Highway, Suite 115, Miami, FL 33156. Defined terms not herein defined shall have the meaning set forth in the Schedule 13D, Amendment No. 1 or Amendment No. 2.

ITEM 3 Source and Amount of Funds or Other Consideration

Item 3 is hereby amended to add the following:

On September 15, 2022, the Issuer entered into an amendment to subscription agreement (each, a “Second Amendment”) with each of the Fund and the Co-Investment Fund regarding a convertible debenture issued by the Issuer to the Fund on October 22, 2018 in the principal amount of $1,000,000 and a convertible debenture issued by the Issuer to the Co-Investment Fund on October 22, 2018 in the principal amount of $4,000,000, in order to (i) reduce the conversion price of each debenture from $0.30 per unit to $0.10 per unit; (ii) extend the maturity date of each debenture to December 31, 2023 for 50% of the principal amount of each debenture outstanding after the mandatory conversion (as defined in the Second Amendments), and December 31, 2024 for the remainder of the principal amount then outstanding, which balance, solely for purposes of the interest computation, shall not be reduced by the principal payment to be made on December 31, 2023; (iii) include a mandatory conversion provision to permit the Issuer, in its sole discretion, to convert 60% of the amount due under each debenture and accrued interest thereon, into units of the Issuer at a conversion price of $0.07125 (the “Mandatory Conversion Price”); (iv) reduce the mandatory conversion threshold of the remaining debenture from $0.60 to $0.20; (v) permit each of the Fund and the Co-Investment Fund to elect to convert greater than 60% of the principal amount of their respective Debentures plus accrued interest into units at the Mandatory Conversion Price; (vi) reduce the exercise price of each warrant (that is part of a unit received upon conversion) to $0.10 per share of common stock; and (vii) execute Second Amended and Restated Debentures (the “Second Amended and Restated Debentures”). Each unit comprises one share of the Issuer’s common stock and a warrant to purchase half a share of common stock. In connection with the Second Amendments, the Issuer elected to convert (i) $686,930 (corresponding to 2,252,228 units which include 2,252,228 shares of common stock and 1,16,144 warrants under the original debenture) due under the debenture issued to the Fund, which includes $675,668 in the principal amount of the debenture and accrued interest, into 9,641,123 units (on a pre-Reverse Stock Split basis, as explained below) of the Issuer; and (ii) $2,747,719 (corresponding to 9,008,914 units which include 9,008,914 shares of common stock and 4,504,457 warrants under the original debenture) due under the debenture issued to the Co-Investment Fund, which includes $2,702,674 in the principal amount of the debenture and accrued interest, into 38,564,478 units (on a pre-Reverse Stock Split basis, as explained below) of the Issuer.

Effective September 21, 2022 (the “Effective Date”), the Issuer effected a reverse stock split of the Issuer’s issued and outstanding common stock, at a ratio of 1-for-4 (the “Reverse Stock Split”), wherein 1 share of common stock was issued to the Issuer’s stockholders who own common stock on the Effective Date, in exchange for every 4 shares of common stock owned by them on the Effective Date. As a result of the Reverse Stock Split, (i) the 7,500,000 shares and 6,250,000 shares of common stock originally owned by the Fund and the Co-Investment Fund respectively before the Reverse Stock Split and the September 15, 2022 conversion were reduced to 1,875,000 shares and 1,562,500 shares of common stock, respectively; and (ii) the 9,641,123 shares and 38,564,478 shares of common stock issued to the Fund and the Co-Investment Fund respectively upon the September 15, 2022 conversion were reduced to 2,410,281 and 9,641,120 shares of common stock, respectively.

Resulting from the September 15, 2022 conversion and the September 21, 2022 Reverse Stock Split, 1,205,140 warrants were additionally issued to the Fund and 4,820,559 warrants were additionally issued to the Co-Investment Fund. No additional consideration was paid for the warrants.

The foregoing descriptions of the Second Amendments, the Second Amended and Restated Debentures, and the Warrants are summary descriptions of the material terms thereof and are qualified in their entirety by reference to the full text of the Second Amendments, the Second Amended and Restated Debentures, and the Warrants, which are incorporated by reference hereto and filed as Exhibits.1, 2, 3, 4, and 5 to this Schedule 13D/A.

CUSIP No. 12565J308	13D/A	Page 11 of 15 Pages

ITEM 5 Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a)-(b) The Investment Manager, John Kaden, Sean Stiefel and Chetan Gulati may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 30,566,518 shares of Common Stock as of September 30, 2022, which represent 51.65% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 30,566,518

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 30,566,518

The Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 7,785,654 shares of Common Stock as of September 30, 2022, which represent 13.16% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 7,785,654

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 7,785,654

NCG may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 7,785,654 shares of Common Stock as of September 30, 2022, which represent 13.16% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 7,785,654

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 7,785,654

The Co-Investment Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 22,780,864 shares of Common Stock as of September 30, 2022, which represent 38.49% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 22,780,864

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 22,780,864

CUSIP No. 12565J308	13D/A	Page 12 of 15 Pages

NCGP may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 22,780,864 shares of Common Stock as of September 30, 2022, which represent 38.49% of the Issuer’s outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 0

(ii) Shared power to vote or direct vote: 22,780,864

(iii) Sole power to dispose of or direct the disposition: 0

(iv) Shared power to dispose of or direct the disposition: 22,780,864

For purposes of calculating the percentages set forth in this Item 5, the number of shares of Common Stock outstanding is assumed to be the aggregate of (i) 44,103,422, which is calculated by (x) dividing the 128,208,082 shares of Common Stock outstanding (as disclosed on the Issuer’s Form 10-K filed with the SEC on August 19, 2022) by 4 and rounding the result up, and then (y) adding the 2,410,281 shares and 9,641,120 shares of Common Stock issued to the Fund and the Co-Investment Fund resulting from the September 15, 2022 conversion and the September 21, 2022 Reverse Stock Split, and (ii) the number of shares of Common Stock that would be obtained by the Reporting Persons upon the exercise of any convertible securities held by the Reporting Persons.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) Except as disclosed in Item 3 and Item 4, there have been no transactions in the shares of Common Stock by the Reporting Persons during the past sixty days.

(d) The Fund and the Co-Investment Fund have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held in their accounts.

(e) Not applicable.

ITEM 7 Material to the Filed at Exhibits

Exhibit 1: Second Amendment to Subscription Agreement, dated September 15, 2022, by CLS Holdings USA, Inc., in favor of Navy Capital Green Fund, LP

Exhibit 2: Second Amendment to Subscription Agreement, dated September 15, 2022, by CLS Holdings USA, Inc., in favor of Navy Capital Green Co-Invest Fund, LLC

Exhibit 3: Second Amended and Restated Convertible Debenture, dated September 15, 2022, issued to Navy Capital Green Fund, LP

Exhibit 4: Second Amended and Restated Convertible Debenture, dated September 15, 2022, issued to Navy Capital Green Co-Invest Fund, LLC

Exhibit 5: Form of Warrant

Exhibit 99.1: Joint Filing Agreement

CUSIP No. 12565J308	13D/A	Page 13 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 30, 2022
Date

NAVY CAPITAL GREEN MANAGEMENT LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager
Name/Title

NAVY CAPITAL GREEN MANAGEMENT PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager
Name/Title

CUSIP No. 12565J308	13D/A	Page 14 of 15 Pages

NAVY CAPITAL GREEN FUND, LP

/s/ John Kaden
Signature

John Kaden/Manager of its General Partner
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its General Partner
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its General Partner
Name/Title

NAVY CAPITAL GREEN CO-INVEST FUND LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

NAVY CAPITAL GREEN CO-INVEST PARTNERS, LLC

/s/ John Kaden
Signature

John Kaden/Manager of its Manager
Name/Title

/s/ Sean Stiefel
Signature

CUSIP No. 12565J308	13D/A	Page 15 of 15 Pages

Sean Stiefel/Manager of its Manager
Name/Title

/s/ Chetan Gulati
Signature

Chetan Gulati/Manager of its Manager
Name/Title

/s/ John Kaden
Signature

John Kaden
Name/

/s/ Sean Stiefel
Signature

Sean Stiefel
Name

/s/ Chetan Gulati
Signature

Chetan Gulati
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.